December 13, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, DC 20549

Re:	Bodhi Tree Biotechnology Inc.
Registration Statement on Form S-1
Submitted November 26, 2024
CIK No. 0002041531

Ladies and Gentlemen:

On behalf of our client, Bodhi Tree Biotechnology Inc. (“Bodhi”), we are writing to submit responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated December 5, 2024, relating to Bodhi’s Registration on Form S-1 filed November 26, 2024.

Bodhi is filing via EDGAR Amendment No. 2 to Registration Statement on Form S-4, which reflects responses to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the responses thereto.

Amendment No. 1 to Draft Registration Statement on Form S-1

Risk Factors, page 3

1.	We note your response to prior comment 7 and reissue in part. Please revise to include a risk factor detailing whether your executive management team has any experience managing a public company.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 4 has been revised to address the Staff’s comment.

Description of Business, page 20

2.	We note your response to prior comment 6, indicating that, currently, the Company is not subject to any governmental regulations. Please revise your disclosure to state this clearly.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 21 has been revised to address the Staff’s comment.

3.	We note your response to prior comment 9, indicating that your CEO, Mr. Xiaohang Wang, is now responsible for vegetarian recipe designs, and that your customer base is primarily individuals, who are mainly sourced from your management’s personal networks and from friends’ introduction. Please revise to include risk factor disclosure detailing your reliance on management.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 4 has been revised to address the Staff’s comment.

Intellectual Property, page 4

4.	We note your response to prior comment 11 and reissue in part. Please state the expected duration of any trademarks once received.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 25 has been revised to address the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity, Capital Resources and Going Concern, page 27

5.	We note your response to prior comment 12 and reissue in part. Please revise to analyze your ability to generate and obtain adequate amounts of cash to meet your requirements and your plans for cash in the short-term as well as the long-term. See Item 303(b)(1) of Regulation S-K.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 28 has been revised to address the Staff’s comment.

Charter Exclusive Forum Provisions, page 36

6.	We note your response to prior comment 4 indicating that your Certificate of Incorporation provides that, unless you consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for, among other things, any derivative action or proceeding brought on behalf of the Company. Additionally, you indicate that your Certificate of Incorporation provides that the U.S. federal district courts shall, to the fullest extent permitted by applicable law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under U.S. federal securities law. However, we are not able to locate such provisions in your Certificate of Incorporation. Please revise or advise. In addition, please revise your risk factor to address additional risks to investors, including, but not limited to, increased costs to bring a claim, and that these provisions can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 37 has been revised to address the Staff’s comment.

General

7.	We note your response to prior comment 17 and reissue in part. Please revise to address the costs and time constraints associated with effecting service of legal process, enforcing foreign judgments or bringing actions in China against you or your management.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 10 and 11 have been revised to address the Staff’s comment.

8.	We note your response to prior 18 and reissue it. Please provide us with an analysis of your basis for determining that it is appropriate to characterize this transaction as a secondary offering, rather than an indirect primary offering, under Securities Act Rule 415(a)(1)(i). For guidance, please see Question 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations.

Response: An “indirect primary offering” under Securities Act Rule 415(a)(1)(i) refers to a situation where a company is considered to be the primary seller of securities in a public offering, even though the securities are technically being sold by another entity, like an affiliate or a large shareholder, meaning the offering is “indirectly” on behalf of the company itself, triggering additional disclosure requirements and potentially impacting underwriter status for the selling party; this often happens when a substantial amount of shares are being sold by a related party, essentially acting as a primary offering.

The Company respectfully submits that the offering contemplated in the Registration Statement is not an indirect primary offering, but is a valid secondary offering by or on behalf of the selling stockholders that may be registered for resale on a continuous basis pursuant to Rule 415(a)(1)(i) of Regulation C of the Securities Act of 1933, as amended (the “Securities Act”).

 Rule 415(a)(1)(i) provides that securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided that the registration statement pertains only to securities “which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.” Thus, Rule 415(a)(1)(i) permits an issuer to register securities to be sold on a delayed or continuous basis by the selling stockholders in a secondary offering.

In Interpretation 612.09 of the Staff’s Securities Act Rules Compliance and Disclosure Interpretations (“C&DI”), the Staff sets forth a detailed analysis of the relevant factors that should be examined when determining whether the offering is by or on behalf of a person other than the registrant. Interpretation 612.09 provides that:

“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 “public float” test for a primary offering, or because Rule 415(a)(1)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled as a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

Each of the relevant factors listed in Interpretation 612.09 is discussed below. Based on an analysis of the specific factors listed in Interpretation 612.09 and all the circumstances for the Company, the Company respectfully submits that the transaction described herein is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).

The Company further respectfully submits the Staff that the Company does not believe that any of the Selling Stockholders are acting as statutory underwriters in connection with the proposed sale of the Company’s common stock as such term is defined under Section 2(a)(11) of the Securities Act.

(A) How long the selling stockholders have held the shares

From March to April 2024, the Company sold 16,666,667 shares of its common stock pursuant to stock purchase agreements. The shares were sold at a purchase price of $0.003 per share to 6 accredited investors for total proceeds of $50,000.

From August to September 2024, the Company 8,774,375 shares of its common stock pursuant to subscription agreements. The shares were sold at a purchase price of $0.032 per share to 55 accredited investors for total proceeds of $280,780.

The above issuances were exempt from the registration requirements of the Securities Act pursuant to the exemption for transactions by an issuer not involving any public offering under Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D of the Securities Act and in reliance on similar exemptions under applicable state laws. The investors represented to the Company that they were accredited investors within the meaning of Rule 501(a) of Regulation D and that they were acquiring the securities for investment only and not with a view towards, or for resale in connection with, the public sale or distribution thereof. The common stock was offered without any general solicitation by the Company or its representatives.

Furthermore, because the purchase price has already been paid and the common stock and have already been delivered to investors, the investors bear the investment risk of holding all of these securities issued under their respective agreements. The investors participated in the financings with the knowledge that they might not be able to exit their positions at a profit, and they provided evidence that they purchased the common stock with the intent to invest, rather than to effect a distribution, as an underwriter would have.

Although the investors have only been subject to the full investment risk associated with ownership of the Company’s equity securities for three to seven months, the Company believes this timing conforms to the custom and practices in many private placement transactions. The Company is not aware that the Staff has taken a position that the period of time elapsing between a closing and effectiveness of a registration statement has raised concerns about whether the offering is a valid secondary offering, and the Company believes such a position would be inconsistent with Interpretation 139.11 set forth above, which allows inclusion of the securities sold after a registration statement is filed if the registration statement is not yet effective. If inclusion for resale of the securities sold after a registration statement is filed if the registration statement is not yet effective is allowed in a secondary offering, then, a fortiori, inclusion of the securities sold before a registration statement is filed, regardless of the holding period, may be allowed.

The Company believes that the discussion above supports the conclusion that the offering pursuant to the Registration Statement is a valid secondary offering.

(B) The circumstances under which the selling stockholders received their shares

The common stock which was issued and sold to the investors in a private placement transaction, pursuant to the stock purchase agreements and subscription agreements that was robustly negotiated between the Company and the investors, and which complied in all respects with Section 4(a)(2) of the Securities Act. As set forth in the Registration Statement, the Company will not receive any proceeds from the resale of the shares of common stock by the selling stockholders. Although the question of who receives proceeds is not the only factor on which the analysis of the character of an offering should be based, the fact that the Company will not receive any financial benefits from the sales of the securities being registered further supports the conclusion that the proposed offering is not a primary offering on behalf of the Company.

Furthermore, the investors specifically represented to the Company that they were acquiring the securities in the ordinary course of business, for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, and it had no agreement or understanding, directly or indirectly, with any individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and any governmental entity or any department or agency thereof to distribute any of the securities in violation of applicable securities laws.

In addition, as far as the Company is aware, the investors have not engaged, and will not engage, in any directed selling efforts, marketing or other solicitation of purchasers or otherwise pre-arrange for the sale of the shares of common stock being registered. The investors are expected to sell the shares of common stock in ordinary trading in public markets and, accordingly, are subject to general risks of trading securities in public markets, including the risk that the Investor sell shares below their cost basis.

The Company believes that the discussion above supports the conclusion that the offering pursuant to the Registration Statement is a valid secondary offering.

(C) Selling stockholders’ relationship with the Company

The selling stockholders do not have any relationship with the Company other than as passive investors in the Company. Except as already disclosed, the investors nor their respective affiliates have held any position or office or have had any material relationship with the Company within the past three years. As a result, this factor weighs favorably in the Company’s determination that the offering for resale of the common stock by the selling stockholders under the Registration Statement is a secondary offering and not a primary offering.

(D) The amount of shares being registered

As of December 13, 2024, the Company had 25,441,042 shares of common stock outstanding, of which a total of 8,774,375 shares of common stock held by the investors, and are being registered for resale. The Company does not believe that the amount of shares being registered alone warrants re-characterizing a valid secondary offering as a primary offering. Pursuant to Interpretation 612.09, the amount of shares being offered is only one of several factors to be considered in evaluating whether, under all the circumstances, a purported secondary offering is instead an indirect primary offering. Furthermore, the Staff’s own interpretations support the Company’s position. For example, C&DI Interpretation 612.12 describes a scenario in which a holder of more than 70% of the outstanding stock is able to effect a valid secondary offering. The interpretation states, in relevant part:

“A controlling person of an issuer owns a 73% block. That person will sell the block in a registered ‘at-the-market’ equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

The Company believes that these interpretive provisions make clear that a single holder, which in the case at hand is significantly less than 70% of the public float of a company’s common stock can effect a valid secondary offering of its shares unless other facts, beyond the mere level of ownership, indicate that the selling stockholder is acting as a conduit of the issuer.

Moreover, there is no evidence that a distribution would occur if the Registration Statement were declared effective. The Company is not aware of any agreements or understandings with any person with respect to the distribution of the shares. We note that under Rule 100(b) of Regulation M, a “distribution” is defined to require special selling efforts:

“[A]n offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and special selling methods.” (emphasis added)

Accordingly, the Company has not been advised, and is not otherwise aware, of any special selling efforts or selling methods that have been or will take place in connection with the filing of the Registration Statement. Nor is there any evidence that any of the selling stockholders have conducted any road shows or taken any other actions to condition or “prime” the market for their shares. The mere size of a potential offering does not make a proposed sale a “distribution,” and the Company believes that the other factors discussed in this letter support the characterization of the offering as secondary in nature.

(E) Whether the selling stockholders are involved in the underwriting business

To our knowledge, the investors are not involved in the underwriting business.

(F) Whether the selling stockholders acts as a conduit of the Company

Based on the foregoing analysis and the totality of the facts and circumstances, the Company believes that the facts support the conclusion that the investors are not acting on the Company’s behalf and are motivated by their own self-interests, and therefore are not acting as conduits of the Company.

* * * * * * *

If you have any questions, please feel free to contact me at (312) 662-2913. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Cassi Olson

Cassi Olson